Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Years ended December 31,										6 Months Ended June 30, 2017
	2012		2013		2014		2015		2016
Pre-tax income from continuing operations before min. int.	244,479		169,597		201,965		230,215		228,172		101,249
Equity loss (income)	(323)		(78)		(720)		126		41		21
Fixed charges	61,554		47,941		45,674		48,840		59,384		30,346
Distributed income of equity investees	—		—		—		—		—		—
Less capitalized interest	(1,057)		(836)		(2,525)		(5,478)		(552)		—

Earnings, as defined	304,653		216,624		244,394		273,703		287,045		131,616
Interest expense	56,181		43,596		40,047		40,389		55,685		28,780
Capitalized interest	1,057		836		2,525		5,478		552		—
Amortization of debt & discount/premium	4,316		3,509		3,102		2,973		3,147		1,566

Fixed charges, as defined	61,554		47,941		45,674		48,840		59,384		30,346
Ratio of earnings to fixed charges	4.9	x	4.5	x	5.4	x	5.6	x	4.8	x	4.3	x